FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2007

Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:.....................................................926 West Sprague Avenue
                                                                                           Suite 200
                                                                                           Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934: Yes  __  No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 Gold Reserve 2006 Annual Report

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with
Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas
Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time)
significantly differ or change as a result of actual results in our expected construction and production at the
Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-
looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                  GOLD RESERVE INC.
                                                                                                  (Registrant)

                                                                                              By: s/ Robert A. McGuinness
                                                                                                      Vice President – Finance & CFO
                                                                                                      May 18, 2007

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit
Number                                                                                                    Description
99.1                                                                   Gold Reserve 2006 Annual Report

Exhibit 99.1

2006

Gold Reserve

Annual Report to Shareholders

TO OUR SHAREHOLDERS AND EMPLOYEES

     In late March 2007 we achieved a major milestone in the history of the Company– the Venezuelan Ministry of Environment (MinAmb) approved the Brisas Project’s Environmental and Social Impact Assessment (ESIA) and issued the authorization to commence the construction phase of the Brisas Project. This momentous and landmark event was achieved thanks to the collective effort of the Company’s management team, employees and advisors.

      With the appointment of SNC Lavalin Engineers and Constructors in April 2005 we ensured that the detailed engineering for the Brisas Project would be completed in a timely manner, allowing us to move forward with construction activities upon receipt of the approval of the ESIA. As of the date of this report, the detailed engineering for the Brisas Project is over 50% complete with completion expected in early 2008.

      In anticipation of receiving the ESIA approval by early 2007 and consistent with the company’s philosophy of staying financially strong, we completed a US $27 million public offering of common shares in June 2006. Today with approximately $22 million in cash and the ESIA approval in hand, we can move forward with the initial construction of the Brisas Project.

      With the appointment, in November 2006, of Corporación Andina de Fomento (CAF), Export Development Canada (EDC), UniCredit Group (HVB) and WestLB AG (WestLB) of Germany as the lead banks for the procurement of the Brisas Project debt, we are well advanced with our efforts to arrange up to US $425 million of project debt for Brisas. We are very pleased to be working with the appointed lenders, each of which has extensive experience in mining and structured finance.

      In 2006 we further refined the Brisas Project mine plan and reported an updated NI 43-101 ore reserve. Proven and probable reserves are estimated at 10.4 million ounces of gold and 1.3 billion pounds of copper in 485 million tonnes of ore grading 0.67 grams of gold per tonne and 0.13% copper. The current base-case economic model utilizes $470 per ounce gold and $1.80 per pound copper and at such prices, cash operating costs (net of copper byproduct credits) are estimated at $126 per ounce of gold. Total costs including cash operating costs, exploitation taxes, initial capital costs (excluding sunk cost), and sustaining capital costs are estimated at $245 per ounce of gold. The Brisas Project continues to exhibit low projected operating costs, robust economics at conservative metal prices, excellent leverage and significant value at current metal prices.

      The mitigation of environmental impacts is an important element of mine development. It is equally important to address the social impact of a mining project on the local communities and engage those communities in a discussion very early in the development of the mine. In early 2006 we completed a new health care facility for the KM88 community which emphasizes our continuing commitment to mitigate the local impact of the Brisas Project and provide benefits to the surrounding populace.

     Gold Reserve is committed to the highest principles of sustainable growth as well as the technical, environmental and social standards represented by the Equator Principles and IFC Performance Standards. Our commitment to these principles is underscored by the appointment of Dr. Don Proebstel as Vice President of Environmental Affairs and Sustainability. Don has extensive international experience in environmental and social matters and is firmly committed to positioning Gold Reserve at the forefront of the social and environmental benchmarks defined by the Equator Principles and IFC Performance Standards.

      I am also gratified to report that Arturo Rivero, President of our Venezuelan operations, received the Order of General Domingo Antonio Sifontes - First Class for his contribution to the well being of the local region. This recognizes not only the Company’s commitment but also Arturo’s personal commitment and dedication to ensure that development of the Brisas Project is consistent with our commitment to environmental and social standards.

      On behalf of the directors, I thank all of our employees for their dedication and their commitment to excellence, the shareholders for their patience and loyalty and our consultants and advisors for their assistance in the progress we have achieved attaining our long-term goals. I also wish to thank the people of Venezuela, especially those in the local communities surrounding Brisas for their interest and support of the project as well as the many supportive members of the government of the Bolivarian Republic of Venezuela.

      This is indeed an exciting time for your company and we now look forward to the challenges before us and achieving our goal of placing the Brisas Project into production.

On behalf of the Board of Directors,

s/Doug Belanger, President

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

     The information presented in this annual report contains both historical information and forward-looking statements (including within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act). These forward-looking statements involve risks and uncertainties, as well as assumptions that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; operational, regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); corruption and uncertain legal enforcement; requests for improper payments; the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by the Company or the Company’s consultants in conjunction with the feasibility study concerning the Brisas Project prepared in 2005 (as updated or modified from time to time) significantly differ or change as a result of actual results in the Company’s expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); the Company’s dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

     Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that is expected to be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

     The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “assume,” “positioned,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends that do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Due to risks and uncertainties, including risks and uncertainties identified in the documents incorporated herein, actual results may differ materially from current expectations.

     Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this Annual Report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on the Company’s website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. Investors are urged to read the Company’s filings with Canadian and U.S. securities regulatory agencies, which can be viewed on-line at www.sedar.com or www.sec.gov.

Canadian and United States Reporting Practices

     The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. Accordingly, the audited consolidated financial statements of the Company included herein may not be comparable to financial statements of U.S. companies. Significant differences between Canadian GAAP and U.S. GAAP are described in the notes to the audited consolidated financial statements of the Company.

Resource and Reserve Estimates

     Information contained in this report containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council. These definitions differ from the definitions in the U.S. Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act. The definitions of “proven” and “probable” reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.

     In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. ”Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases, and such estimates are not part of the SEC industry Guide 7.

Currency

     Unless otherwise indicated, all dollar amounts in this Annual Report are in U.S. dollars.

Overview

     The following discussion of the Company’s financial position as of December 31, 2006 and results of operations for the year ended December 31, 2006 is to be read in conjunction with the Company’s audited consolidated financial statements and related notes. The Company has no commercial production at this time and, as a result, the Company’s results of operations are a product of operating expenses, primarily related to the development of the Brisas Project, net of investment income.

     We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following management’s discussion and analysis, dated March 29, 2007, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the Company’s potential. Additional information on the Company can be found at www.sedar.com, www.sec.gov or the Company’s web-site www.goldreserveinc.com.

     The Company is engaged in the business of exploration and development of mining projects and continues to focus the majority of its management and financial resources on its most significant asset, the Brisas Project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas Project, if constructed, to be similarly financed along with project and corporate debt financing.

     Venezuela has, at times, experienced high levels of inflation, political and civil unrest, bureaucratic delays and changes in and proposed changes in regulatory regimens during the last several years. Despite these matters, the Company has not curtailed its investment activities in the country. However, our operations and investments in Venezuela could be adversely affected by bureaucratic delays, political events and changes in legal, tax and regulatory regimes in the future. We are dependent on the Ven-ezuelan regulatory authorities issuing the Company the required operational and land use permits or authorizations before we may complete construction on, and operate, the Brisas Project. Obtaining the required approvals is necessary for the Company to obtain suitable financing for the Brisas Project.

     To our knowledge, all of our properties are in compliance in all material respects with the appropriate regulations and requirements of the mining law and our agreements. Our various social, cultural and environmental programs in the immediate and surrounding areas near Brisas are consistent with the government’s social agenda including the framework of Mission Piar, one of President Chavez’s social initiatives which includes the local small miners and encompasses technical assistance and training to explore and minimize the impact to the environment as well as their integration into the formal economy. We believe we enjoy a good working relationship with the MIBAM, MINAMB and in general the Venezuelan Government and are committed to the economic and social development of the Brisas Project in a mutually beneficial manner with the communities located near the project, the people in Bolivar State, and the Bolivarian Republic of Venezuela.

     The Company originally completed a Bankable Feasibility Study with respect to the construction and operation of the Brisas Project in 2005. Since then, management has continued to update the inputs and assumptions contained therein. Most recently, in November 2006, Pincock, Allen & Holt (“PAH”) updated the mineral resource and reserve estimate and prepared a new Canadian Securities Act (“CSA”) National Instrument 43-101 report for the Brisas Project. Previously, in April 2006, the Company updated its estimate of initial capital costs for the Brisas Project, which now totals approximately US$638 million, exclusive of costs incurred to date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Brisas Project operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper in 485 million tonnes of ore grading 0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite. Mineral reserves were estimated within a final pit design based on updated economic parameters, $400 per ounce of gold and $1.15 per pound of copper. The study anticipates that the Brisas Project, at full production levels, utilizing conventional truck and shovel mining methods and processing ore at 70,000 tonnes per day, would yield an average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of approximately 18.5 years.

     SNC-Lavalin Engineers & Constructors, Inc. (SNC Lava-lin) of Toronto and its international affiliate were selected to undertake Engineering and Procurement (EP) and Construction Management (CM) services for the Brisas gold/copper project. SNC Lavalin’s scope of work under the EP and CM contracts includes providing engineering services related to, and management of, the construction of a 70,000 metric tonne per day hard rock ore copper concentrator and related systems, a tailings dam, the initial pit dewatering wells and support facilities including mobile equipment shop, administration building, communications and IT services, laboratory, maintenance facilities, warehouse and employee and construction man camp. Pursuant to the EP and CM contracts, SNC Lavalin is to also provide all services and supplies necessary for commissioning and start-up of the project, manage the health, safety and environmental plans and assure its services and those of the trade contractors, comply with commitments contained in the ESIA and local permit requirements. The cost of SNC Lavalin’s EP and CM services is expected to be approximately $43 million over the construction period. Procurement and construction activities are expected to commence after the Company obtains sufficient financing.

Critical Accounting Policies and Estimates

Critical Accounting Estimates

     Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact our financial statements. The significant accounting estimates contained in the financial statements include: carrying value of the Brisas Project; mineral reserve and resource estimates and contingencies. Management has discussed the development and selection of our critical accounting estimates with the Audit Committee.

Significant Accounting Policies

     The Company’s accounting policies are described in the notes to the audited consolidated financial statements. The more significant accounting policies are as follows:

     Marketable Securities. Equity securities are carried at the lower of cost and net realizable value. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost.

      Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property’s economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Shares Issued

     As of March 29, 2007, the Company had the following Class A common shares, equity units and share purchase options issued and outstanding:

Class A common shares	40,455,144
Equity Units*	585,824

Total Issued	41,040,968
Class A common share purchase options	2,578,639

Fully diluted	43,619,607

     * An equity unit consists of one Class B common share of Gold Reserve Inc. and one Class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis and confer no special voting rights.

     In 2004, the Company completed a Unit offering which included Class A common share purchase warrants entitling the holders to acquire 2,680,500 Class A common shares at a price of Cdn $6.50 per share for a period of 24 months following the closing date or November 6, 2006. In late October 2006, the Company announced its plan to de-list all of the 2,680,500 issued and outstanding warrants from the Toronto Stock Exchange. Thereafter on October 31, 2006, the Company received approval from the Toronto Stock Exchange to amend certain terms of the 2,680,500 unlisted warrants. Subject to the receipt of shareholder approval at the next annual shareholders’ meeting and the signing of a supplemental warrant indenture with the warrant agent, the expiry date of the Warrants will be extended to July 31, 2007 and the exercise price of the Warrants will be amended from Cdn $6.50 to Cdn $6.55. Until the date and time shareholders of the Company authorize the proposed amendments to the Warrants, the proposed amendments to the Warrants will not be effective.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     2006 Compared To 2005. The consolidated net loss for the year ended December 31, 2006 was $6,976,745 or $0.18 per share, a decrease of approximately $2,051,000 from the prior year. Other income for 2006 amounted to $8,252,058, which is an increase of approximately $6,849,000 from the previous year. Other income increased primarily as a result of a one-time gain on sales of marketable securities. Operating expenses for the year amounted to $14,707,000, which is an increase from the prior year of approximately $4,278,000. The increase in operating expenses is attributable to the addition of technical staff, engagement of consultants and overall increases in costs related to corporate management activities, investor relations and financing efforts associated with the development and construction of the Brisas Project as well as foreign currency loss attributable to the decrease in the value of the Canadian dollar compared to the US dollar. The non-cash impact of accounting for stock-based compensation also contributed to the increase.

     2005 Compared To 2004. The consolidated net loss for the year ended December 31, 2005 was $9,027,282 or $0.26 per share, an increase of approximately $3,545,000 from the prior year. Other income for 2005 amounted to $1,402,868, which is an increase of approximately $503,000 from the previous year. Other income increased as a result of increased gains on sales of marketable securities and interest on invested cash. Operating expenses for the year amounted to $10,428,679, which is an increase from the prior year of approximately $4,046,000. The increase in operating expenses is directly related to the overall increases in costs related to corporate management activities, investor relations and financing efforts associated with the development and construction of the Brisas Project. The non-cash impact of accounting for stock-based compensation also contributed to the increase.

SUMMARY OF QUARTERLY RESULTS
Quarter ended	12/31/06	9/30/06	6/30/06	3/31/06	12/31/05	9/30/05	6/30/05	3/31/05

Other Income	$1,417,955	$1,119,412	$888,611	$4,826,080	$429,656	$395,410	$392,064	$185,738
Net (loss) income
before tax	(4,873,662)	(2,317,115)	(1,610,458)	2,346,293	(3,343,377)	(1,755,640)	(1,803,271)	(2,123,523)
Per share	(0.13)	(0.06)	(0.04)	0.07	(0.10)	(0.05)	(0.05)	(0.06)
Fully diluted	(0.13)	(0.06)	(0.04)	0.07	(0.10)	(0.05)	(0.05)	(0.06)
Net (loss) income	(5,057,977)	(2,501,572)	(1,716,975)	2,299,779	(3,344,848)	(1,755,640)	(1,803,271)	(2,123,523)
Per share	(0.13)	(0.06)	(0.05)	0.06	(0.10)	(0.05)	(0.05)	(0.06)
Fully diluted	(0.13)	(0.06)	(0.05)	0.06	(0.10)	(0.05)	(0.05)	(0.06)

     The net losses during the last eight quarters are a result of the Company’s efforts to complete the development of the Brisas Project. The Company incurred costs related to the employment of additional management, the engagement of technical and professional consultants and the acquisition of equity and debt financing in the attempt to position the Company to begin the construction of the Brisas Project. The net income recorded in the quarter ended 03/31/06 was a function of one-time gains from the sale of investments. The net loss recorded for the quarter ended 12/31/06 compared to the previous quarters was primarily due to the impact of a foreign currency loss as well as increases in compensation and related expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

     Investing. Since acquiring the Brisas Project in 1992, the Company has expended over $100 million on the property (costs capitalized and costs expensed in the period incurred). These costs include property and mineral rights, capitalized exploration costs, equipment expenditures, on-going property management and litigation settlement costs that were expensed in 1994. Amounts recorded as property, plant and equipment (capitalized exploration costs) include costs associated with the Brisas Project, including personnel and related administrative expenditures incurred in Venezuela, drilling, preliminary and bankable feasibility and related costs, capitalized interest expense and support costs related to the Brisas Project.

     With the completion of the Feasibility Study in early 2005 and the engagement of SNC Lavalin, our efforts continue to be focused primarily on identifying suitable funding sources, completion of detailed project engineering, development and implementation of project related contracts such as port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other authorizations, approvals and applications related to the construction and operation of the Brisas Project.

     The Venezuelan Ministry of Environment (MINAMB) has recently approved the Brisas Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (ESIA). As a result of the approval, on March 27, 2007 MINAMB issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project. The Company expects to proceed with construction activities immediately. These activities are expected to include the mobilization of the EPCM contractor, pit and site dewatering, construction of man-camp and office complex, clearing and earthworks for mill site, tailings management facility, dam wall and tailings pipeline corridor, construction of sedimentation ponds, power-line corridor, conveyor belt and service road corridor, rock quarry, sanitary fill and all other related mine site preparation works. In addition, the Company plans to construct a new access road to prevent heavy traffic from impacting nearby communities as well as a complete road network to connect all project infrastructures. The time line for these activities is estimated to be approximately 14-16 months and is currently estimated to cost as much as $100 million. In the near term the timing of the activities described above is subject to obtaining adequate funding.

     Overall capital expenditures required to put the Brisas Project into production as presently proposed by the Company are estimated to be approximately $638 million over a 30 month construction period, with commissioning and achievement of commercial production shortly thereafter. As a result of the passage of time and changes in the cost of various mine equipment and components of the milling facility, management expects the capital cost to increase prior to the placement of firm orders. Management currently estimates that capital costs could increase as much as 10% from the current estimates, however actual costs will not be known until firm equipment orders are placed with suppliers. Completion of the Brisas Project is dependent upon obtaining sufficient financing and the on-going receipt of permits and authorizations.

      Over 2,000 personnel will be needed for the construction of the project and operating employment will peak at over 900 personnel. Value added taxes and import duties which could total as much as $50 million are excluded from the initial capital estimates. Tax exonerations or tax payment holidays are currently available for various taxes including value added taxes (“VAT”) and import duty tax on the initial capital costs. Management is in the process of preparing the applications for all available exonerations and expects to obtain available exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. However, there can be no assurances that such exonerations will be obtained the result of which would likely be to increase capital and operating costs. Commencement of the construction of the Brisas Project is primarily dependent upon obtaining sufficient financing.

     Investing activities in 2006 primarily consisted of capitalized costs related to the continued development of the Brisas Project, which totaled approximately $15.1 million and the purchase and sale of marketable securities, which on a net basis, resulted in net sale proceeds of approximately $6.8 million. Investing activities in 2005 primarily consisted of Brisas Project capitalized costs of approximately $5.6 million and the purchase and sale of marketable securities, which on a net basis, resulted in net sale proceeds of approximately $3.1 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources, contniued

     Financing. Concurrent with SNC Lavalin’s activities, project financing continues to be management’s primary focus. Significant work has been completed by the Company and its advisors in the evaluation and design of the project financing. In November 2006 the Company appointed Corporacion An-dina de Fomento (CAF), Export Development Canada (EDC), UniCredit Group (HVB) and WestLB AG (WestLB) of Germany as Mandated Lead Arrangers (MLAs) to arrange up to US$425 million of project debt for the Brisas Project. The Company has also commenced discussions with several investment banks for the equity portion of the project finance requirements and related services which would be contingent upon the project debt being arranged. Any future funding is, among other things, contingent on the on-going receipt of permits or authorizations for the Brisas Project, subject to satisfactory due diligence findings, market conditions, final credit committee approval and other conditions precedent.

     Project finance activities have included technical and legal due diligence, site visits, and input into areas such as the sale, marketing and smelting of the planned gold and gold-copper concentrate, structure of the EPCM arrangements with SNC Lavalin, preparation and review of a data room to support the due diligence process of the banks, and the independent due diligence by lenders’ representatives, environmental requirements to international standards and the preparation of the International Environmental Impact Statement. Financial models and information memoranda have also been prepared which form the basis of the financial assessment of the project.

     As of March 29, 2007, the Company held approximately $23 million in cash and investments. We are seeking to raise significant additional funding in order to fund the construction of the Brisas Project. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities into 2008 (excluding substantial Brisas Project construction activities).

     These activities are expected to consist of continued project engineering, development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other authorizations, approvals and applications related to the construction and operation of the Brisas Project.

     The timing and extent of additional funding, or project financing, if any, depends on a number of important factors, including, but not limited to, the actual timetable of our 2007-2008 work plan, our assessment of the financial markets, the political and economic conditions in Venezuela, our share price and the price of gold and copper. Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas Project, and the Company currently has no definitive proposals or firm commitments to proceed with such financing. Failure to raise the required funds will mean the Company is unable to construct and operate the Brisas Project, which would have a material adverse effect on the Company.

     In May 2006, the Company closed a public offering of 3,335,000 Class A common shares of the Company, representing aggregate net proceeds to the Company of approximately US $24.6 million. Proceeds from the public offering have been used to fund the ongoing development of the Brisas Project, the Company’s initial obligations to its EP and CM contractor and the exploration of the Choco 5 property. In 2006, in addition to the shares issued in the public offering, 1,761,109 shares were issued upon exercise of stock options with net proceeds of approximately $1.1 million, 100,000 shares were issued to the KSOP and 163,875 shares were issued as compensation.

     In November 2006 the Company amended the terms of 2,680,500 Class A common share purchase warrants which had been set to expire on November 6, 2006. The amendments, which are subject to shareholder approval, increased the exercise price of the warrants from Canadian $6.50 to Canadian $6.55 and extended the expiry date of the warrants to July 31, 2007. The warrants are not exercisable from November 6, 2006 (the original expiration date) until the date and time shareholders of the Company authorize the amendments to the warrants. Should the approval of shareholders of the Company not be obtained, the proposed amendments to the warrants will not be effective.

     During 2005, 573,030 shares were issued upon exercise of stock options for net proceeds of approximately $.571 million, 533,735 shares were issued upon exercise of warrants for net proceeds of approximately $2 million, 251,350 shares were issued for compensation and 75,000 shares were issued to the KSOP plan.

     Operations. Cash flow used by operations for 2006 was approximately $11.2 million, which was an increase over 2005 of approximately $3.5 million. The increase from 2005 was primarily as was the case in the previous year due to overall increases in expenditures as a result of the increased activity associated with the development of the Brisas Project and financing activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Contractual Obligations

     The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of December 31, 2006:

		Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

EP & CM Contractor [1]	$ 43,000,000	$ 15,000,000	$ 28,000,000
Mandated Lender Group [2]	2,200,000	2,200,000
Operating Lease[3]	264,754	121,926	142,828

Total	$ 45,464,754	$ 17,321,926	$ 28,142,828

     1The amounts shown above are conditioned on obtaining sufficient project financing and on-going project approvals for the Brisas Project. The Company maintains EP & CM services contracts under which the Company is expected to pay as much as $43 million. In general the contract is cancellable as a result of various events or reasons and upon cancellation the Company is obligated to pay contractor costs already incurred, any third party commitments, plus any de-mobilization charges that might be applicable.

     2The Company has a services agreement with a group of Mandated Lenders to provide various banking services related to obtaining project financing for the Brisas Project. The agreement provides for quarterly payments to each of the four banks in the Mandated Lenders group until the financing is secured. The amount shown above represents the amount payable under the contract if financing is not secured during 2007 and the contract is not cancelled by the Company. Prior to July 1, 2007, the agreement is cancellable by the Company upon payment of a break fee of $250,000 to each of the four Mandated Lender group members. Thereafter the agreement is cancellable at anytime with no further obligation of the Company.

     3The Company leases office space under a non-cancelable operating lease which expires March 1, 2009. Future minimum annual rent payable under the lease is $121,926 in 2007, $122,424 in 2008 and $20,404 in 2009.

MANAGEMENT’S REPORT

To the Shareholders of Gold Reserve Inc.

     The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

     Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

     The Board of Directors fulfills its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed of three directors, none of whom are members of management. This Committee monitors the independence and performance of our independent auditors and meets with the auditors to discuss the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval. This Committee reviews and discusses with management the consolidated financial statements, related accounting principles and practices and (when required of management under securities commissions or the applicable listing standards) management’s assessment of internal control over financial reporting. This Committee also monitors the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance.

     The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, PricewaterhouseCoopers LLP. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements. The auditors have full and free access to the Audit Committee.

s/Rockne J. Timm Chief Executive Officer March 29, 2007	s/Robert A. McGuinness Vice President–Finance, CFO

AUDITOR'S REPORT

To the Shareholders of Gold Reserve Inc.

     We have audited the consolidated balance sheets of Gold Reserve Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the result of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

s/PricewaterhouseCoopers LLP Chartered Accountants Vancouver, British Columbia, Canada March 28, 2007

CONSOLIDATED BALANCE SHEETS

December 31,			2006	2005

ASSETS:
Cash and cash equivalents		$ 25,374,688		$ 19,370,252
Marketable securities			3,309,622	2,985,234
Deposits, advances and other			515,396	442,130
Total current assets			29,199,706	22,797,616

Property, plant and equipment, net			73,643,895	58,016,102
Prepaid and other			1,772,120	1,141,154
Total assets		$ 104,615,721		$ 81,954,872

LIABILITIES:
Accounts payable and accrued expenses		$ 1,914,633		$ 1,187,565
Minority interest in consolidated subsidiaries			1,729,076	1,129,541
Total liabilities			3,643,709	2,317,106

Commitments

SHAREHOLDERS’ EQUITY:
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares and Equity Units:			167,463,742	140,512,063
Class A common shares, without par value
Authorized:	Unlimited
Issued:	2006... 40,581,192	2005... 35,196,287
Outstanding:	2006... 40,331,192	2005... 34,902,200
Equity Units
Issued:	2006.... 1,085,099	2005... 1,110,020
Outstanding:	2006... 585,824	2005... 610,745
Less, common shares and equity units held by affiliates			(636,267)	(674,598)
Stock options			3,105,169	1,867,537
Accumulated deficit			(68,959,761)	(61,983,016)
KSOP debt			(871)	(84,220)
Total shareholders’ equity			100,972,012	79,637,766

Total liabilities and shareholders’ equity		$ 104,615,721		$ 81,954,872

The accompanying notes are an integral part of the consolidated financial statements.
Expressed in US Dollars

Approved by the Board of Directors: s/Chris D. Mikkelsen s/Patrick D. McChesney

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2006	2005	2004

OTHER INCOME:
Interest income	$ 1,088,403	$ 859,945	$ 529,838
Gain on sale of marketable securities	7,163,655	542,923	370,043
	8,252,058	1,402,868	899,881
EXPENSES:
General and administrative	6,646,798	5,054,420	3,079,597
Technical services	5,015,222	3,876,928	2,391,194
Corporate communications	699,922	662,350	674,786
Legal and accounting	756,752	749,208	236,924
Foreign currency loss	1,141,932	78,070	4,322
Minority interest in net income (loss)
of consolidated subsidiaries	446,374	7,703	(4,313)
	14,707,000	10,428,679	6,382,510

Net loss before tax	(6,454,942)	(9,025,811)	(5,482,629)
Income tax	521,803	1,471
Net loss	$ (6,976,745)	$ (9,027,282)	$ (5,482,629)
Net loss per share- basic and diluted	$ (0.18)	$ (0.26)	$ (0.19)
Weighted average common shares outstanding	38,123,819	35,048,800	29,215,727

The accompanying notes are an integral part of the consolidated financial statements.
Expressed in US Dollars

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Common
				Shares and
				Equity Units
	Common Shares and Equity Units Issued			Held by	Stock	Accumulated	KSOP
Common Shares		Equity Units	Amount	Affiliates	Options	Deficit	Debt

Balance, December 31, 2003	27,750,258	1,237,880	$ 112,971,425	$ (674,598)		$ (47,054,004)	$ (104,352)
Equity units exchanged
for common shares	80,483	(80,483)
Net loss						(5,482,629)
Stock option compensation
from 2002 and 2003					$ 419,101	(419,101)
Stock option compensation					599,423
Fair value of options exercised		14,327			(14,327)
Common shares issued for:
Cash	5,756,054	23,443,002
Services	54,000	223,012
KSOP	75,000	255,750					(255,750)
Allocation to KSOP participants							254,779

Balance, December 31, 2004	33,715,795	1,157,397	136,907,516	(674,598)	1,004,197	(52,955,734)	(105,323)
Equity units exchanged
for common shares	47,377	(47,377)
Net loss						(9,027,282)
Stock option compensation					863,340
Common shares issued for:
Cash	1,106,765	2,612,344
Services	251,350	733,232
KSOP	75,000	258,971					(258,971)
Allocation to KSOP participants							280,074

Balance, December 31, 2005	35,196,287	1,110,020	$ 140,512,063	$ (674,598)	$ 1,867,537	$ (61,983,016)	$ (84,220)
Equity units exchanged
for common shares	24,921	(24,921)
Net loss						(6,976,745)
Stock option compensation					1,390,776
Fair value of options exercised		153,144			(153,144)
Common shares issued for:
Cash	5,096,109	25,702,673
Services	163,875	747,075
KSOP	100,000	189,063					(189,063)
Allocation to KSOP participants							272,412
Decrease in shares held by affiliates		159,724		38,331

Balance, December 31, 2006	40,581,192	1,085,099	$ 167,463,742	$ (636,267)	$ 3,105,169	$ (68,959,761)	$ (871)

The accompanying notes are an integral part of the consolidated financial statements.
Expressed in US Dollars

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2006	2005	2004

CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$ (6,976,745)	$ (9,027,282)	$ (5,482,629)
Adjustments to reconcile net loss to net
cash used by operating activities:
Stock option compensation	1,390,776	863,340	599,423
Depreciation	147,798	93,157	58,179
Amortization of premium (discount) on
corporate debt securities	(419)	(2,251)	102,481
Foreign currency loss		78,070	4,322
Minority interest in net income (loss) of
consolidated subsidiaries	446,374	7,703	(4,313)
Net gain on disposition of marketable securities	(7,163,655)	(542,923)	(370,043)
Shares issued for compensation and KSOP	1,019,487	1,013,306	477,791
Changes in non-cash working capital:
(Increase) decrease in deposits, advances and accrued interest	(73,266)	(92,558)	138,999
Increase (decrease) in accounts payable and accrued expenses	29,880	(120,070)	541,775

Net cash used by operating activities	(11,179,770)	(7,729,508)	(3,934,015)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of marketable securities	(6,539,362)	(3,903,158)	(3,796,779)
Purchase of property, plant and equipment	(15,078,403)	(5,574,241)	(6,466,880)
Proceeds from the sale and maturity of marketable securities	13,379,048	6,991,874	6,986,043
Other	(279,750)	(205,764)	(384,169)

Net cash provided (used) by investing activities	(8,518,467)	(2,691,289)	(3,661,785)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares	25,702,673	2,612,344	23,443,002

Net cash provided by financing activities	25,702,673	2,612,344	23,443,002

CHANGE IN CASH AND CASH EQUIVALENTS:
Net increase (decrease) in cash and cash equivalents	6,004,436	(7,808,453)	15,847,202
Cash and cash equivalents - beginning of year	19,370,252	27,178,705	11,331,503

Cash and cash equivalents - end of year	$ 25,374,688	$ 19,370,252	$ 27,178,705

Supplemental Cash Flow Information

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common shares as compensation	$ 747,075	$ 733,232	$ 223,012
Issuance of common shares to KSOP Plan	$ 189,063	$ 258,971	$ 255,750

The accompanying notes are an integral part of the consolidated financial statements.
Expressed in US Dollars

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

     The Company. Gold Reserve Inc. (the “Company”) is a mining company incorporated in 1998 under the laws of the Yu-kon Territory, Canada, and is the successor issuer to Gold Reserve Corporation. The Company’s primary mineral asset, the Brisas Project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in U.S. Dollars unless otherwise noted.

     In February 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the “Reorganization”). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. After the Reorganization, a shareholder of Gold Reserve Inc. continued to own an interest in the business, through subsidiary companies, that in aggregate was essentially the same as before the Reorganization.

     Certain U.S. holders of Gold Reserve Corporation elected, for tax reasons, to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. The equity units are substantially equivalent to a Class A common share and are immediately convertible into Gold Reserve Inc. Class A common shares upon compliance with certain procedures. Equity units are not listed for trading on any stock exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group.

     Presentation of Financial Statements and Consolidation. The consolidated financial statements contained herein have been prepared in accordance with accounting principles generally accepted in Canada, which as described in the Note 11, differ in certain respects from accounting principles generally accepted in the United States of America.

      These consolidated financial statements include the accounts of the Company, Gold Reserve Corporation, two domestic subsidiaries, Great Basin Energies, Inc. (“Great Basin”) and MGC Ventures Inc. (“MGC Ventures”), four Venezuelan subsidiaries, two Barbados subsidiaries and five Aruba subsidiaries which were formed to hold the Company’s interest in its foreign subsidiaries or for future transactions. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company’s policy is to consolidate those subsidiaries where majority control exists. See Note 6.

     Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. At December 31, 2006 and 2005, the Company had approximately $718,000 and $702,000, respectively, in Venezuela and banks outside Canada and the United States.

     Marketable Securities. Equity securities are carried at the lower of cost and quoted market value. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost.

     Financial Instruments. The carrying amounts for cash and cash equivalents, advances and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its exposure, the Company diversifies its cash and investment holdings into Canadian and U.S. treasury and agency obligations, major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in the Note 2.

     Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property’s economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

     Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset. Interest costs incurred during the construction and development of qualifying assets are capitalized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Impairment Test. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows.

     Foreign Currency. The U.S. Dollar is the Company’s functional currency. Foreign currency amounts are translated into U.S. Dollars using the temporal method. Accordingly, non-monetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at current rates and revenue and expense items are translated at average exchange rates for the month in which they occur, except for depreciation which is translated at historical rates. Translation gains and losses are included in operating expenses.

     Stock Based Compensation. Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is followed. This new standard was adopted retroactively without restatement of prior periods. Accordingly, compensation expense was recorded on a retroactive basis to retained earnings to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $419,101. Grants of stock options to non-employees and direct awards of stock to employees and non-employees are accounted for using the fair value method of accounting. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock.

     Income Taxes. The Company uses the liability method of accounting for income taxes. Future tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The future tax assets or liabilities are calculated using the substantively enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

     Measurement Uncertainty. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     At December 31, 2006, nearly all of our non-cash assets, including our primary mining asset, the Brisas Project, were located in Venezuela. Our operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labor and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and corruption and uncertain legal enforcement. We have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, one or more of the issues described herein or other factors beyond our control could adversely affect our operations and investment in Venezuela in the future.

     Management’s capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are based on, among other things, the Company’s estimate of current mineral reserves and resources which are based on engineering and geological estimates, estimated gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs. The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

     Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year, which has been reduced by the common shares owned by Great Basin and MGC Ventures. As of December 31, 2006, 2005 and 2004, there were 1,369,074, 2,530,682 and 2,975,374 shares, respectively, available for issuance pursuant to the exercise of previously granted share options. In addition, at December 31, 2006, 2005 and 2004 there were 0, 2,680,500 and 4,680,400 shares, respectively, available for issuance upon exercise of common share purchase warrants. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

     Asset Retirement Obligations. On January 1, 2004, the Company adopted the new accounting standard for asset retirement obligations, Canadian Institute of Chartered Accountants 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have any impact on the Company’s financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 MARKETABLE SECURITIES
		Amortized Cost/	Quoted
		Carrying Value	Market Value

2006

Corporate debt securities	$ –		$ –
Equity securities		3,309,622	5,643,862
Total	$ 3,309,622		$ 5,643,862

2005

Corporate debt securities	$ 323,581		$ 324,000
Equity securities		2,661,653	6,774,557
Total	$ 2,985,234		$ 7,098,557

Debt securities at December 31, 2005 yielded 4%.

3 PROPERTY, PLANT AND EQUIPMENT
		Accumulated
	Cost	Depreciation	Net

2006

United States
Furniture and office equipment	$ 417,432	$ (291,095)	$ 126,337
Leasehold improvements	35,633	(35,633)
	453,065	(326,728)	126,337

Foreign
Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	61,875,623		61,875,623
Buildings	381,599	$ (287,645)	93,954
Furniture and office equipment	560,981	(449,466)	111,515
Transportation equipment	529,046	(348,897)	180,149
Machinery and equipment	318,042	(314,060)	3,982
	74,917,626	(1,400,068)	73,517,558
Total	$ 75,370,691	$ (1,726,796)	$ 73,643,895

2005

United States
Furniture and office equipment	$ 339,889	$ (260,120)	$ 79,769
Leasehold improvements	35,633	(35,633)
	375,522	(295,753)	79,769

Foreign
Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	46,381,380		46,381,380
Buildings	292,967	$ (265,517)	27,450
Furniture and office equipment	472,196	(421,916)	50,280
Transportation equipment	504,147	(283,300)	220,847
Machinery and equipment	316,552	(312,511)	4,041
	59,219,577	(1,283,244)	57,936,333
Total	$ 59,595,099	$ (1,578,997)	$ 58,016,102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4 KSOP PLAN

      The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders’ equity. Allocation of common shares to participants’ accounts is at the discretion of the Company’s board of directors, subject to certain limitations. The value of the shares allocated is recorded in the statement of operations with a reduction of the KSOP debt account. The Company allocated contributions to eligible participants for the Plan years 2006, 2005 and 2004 of $272,412, $280,074 and $254,779, respectively. As of December 31, 2006, ten common shares remain unallocated to plan participants.

5SHARE OPTION PLAN

     The Company’s Equity Incentive Plan (the “Plan”) as amended in 2006, allows for the issuance of Class A common share purchase options of up to 10% of the common shares outstanding, in addition to any options issued pursuant to predecessor plans, to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. Share option transactions for the last three years are as follows:

		2006		2005		2004
			Weighted		Weighted		Weighted
			Average		Average		Average
			Exercise		Exercise		Exercise
		Shares	Price	Shares	Price	Shares	Price

Options outstanding at
beginning of year		3,148,844	$ 1.36	3,316,374	$ 1.39	3,204,124	$ 0.95
Options exercised		(1,823,295)	0.77	(573,030)	1.00	(373,954)	0.99
Options canceled		(54,333)	2.72	(115,000)	4.16	(19,296)	1.13
Options granted		1,391,500	4.47	520,500	3.21	505,500	3.88

Options outstanding at end of year		2,662,716	$ 3.36	3,148,844	$ 1.36	3,316,374	$ 1.39

Options exercisable at end of year		1,369,074	$ 2.52	2,530,682	$ 1.18	2,975,374	$ 1.13

		Price		Price		Price
		Range		Range		Range

Exercise price at end of year		$ 0.69 - $ 5.36		$ 0.57 - $ 4.14		$ 0.57 - $ 4.90
Exercise price for exercisable shares		$ 0.69 - $ 4.65		$ 0.57 - $ 4.14		$ 0.57 - $ 4.14

The following table relates to stock options at December 31, 2006
						Weighted Average
		Weighted		Weighted		Exercise Price
Price	Number	Average Remaining		Average	Number	of Exercisable
Range	Outstanding	Contractual Life		Exercise Price	Exercisable	Options

$0.69 - $1.56	358,216		1.09	$1.02	358,216		$1.02
$1.89 - $1.89	467,000		3.87	$1.89	360,500		$1.89
$2.15 - $3.39	297,500		2.98	$3.01	266,900		$3.11
$3.69- $4.02	288,000		3.86	$3.94	115,000		$3.89
$4.03 - $4.14	158,500		4.19	$4.07	33,500		$4.14
$4.19 - $4.19	413,000		4.74	$4.19	226,625		$4.19
$4.29 - $4.62	316,500		4.92	$4.57	–		–
$4.65 - $5.24	274,000		4.16	$5.00	8,333		$4.65
$5.29 - $5.29	25,000		4.93	$5.29	–		–
$5.36 - $5.36	65,000		4.93	$5.36	–		–

$0.69 - $5.36	2,662,716		3.74	$3.36	1,369,074		$2.52

     The Company recorded additional compensation expense of $1,390,776, $863,340 and $599,423 for stock options granted during 2006, 2005 and 2004, respectively. The fair value of the options granted was calculated using the Black-Scholes model. In 2006, the model assumed a weighted average risk free interest rate of 4.63%, expected life of three years, expected volatility of 82% and a dividend yield of $nil. In 2005, the model assumed a weighted average risk free interest rate of 3.94%, expected life of three years, expected volatility of 65% and a dividend yield of $nil. In 2004, the model assumed a risk free interest rate of 3.25%, expected life of five years, expected volatility of 65% and a dividend yield of $nil.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6RELATED PARTY TRANSACTIONS

     MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at December 31, 2006 and 2005, which represented 46% and 47%, respectively of its outstanding shares. MGC Ventures owned 258,083 and 276,642 common shares of the Company at December 31, 2006 and 2005, respectively. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2006 and 2005. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

      Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at December 31, 2006 and 2005, which represented 46% and 47%, respectively of its outstanding shares. Great Basin owned 491,192 and 516,720 common shares of the Company at December 31, 2006 and 2005, respectively. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2006 and 2005. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

7INCOME TAX

     No income tax benefit has been recorded for the three years ended December 31, 2006. The Company’s Venezuelan subsidiaries are not subject to Venezuelan income tax during the development stage and accordingly have not paid or accrued any income tax during the three years ended December 31, 2006. Two of the Company’s U.S. subsidiaries earned net income in 2006 and 2005 which is included in the Company’s consolidated net loss. Income tax paid by these subsidiaries in 2006 and 2005 amounted to $521,803 and $1,471, respectively. The Company has recorded a valuation allowance to reflect the estimated amount of the future tax asset which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company’s estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets and liabilities as of December 31, 2006 and 2005 were as follows:

	Future Tax Asset (Liability)
	2006	2005

Accounts payable and accrued expenses	$ 255,731	$ 130,976
Investment income	–	(4,080)
Property, plant and equipment	8,506,461	8,509,642

Total temporary differences	8,762,192	8,636,538

Net operating loss carry forward	11,022,034	9,400,040
Alternative minimum tax credit	19,871	19,871

Total temporary differences, operating losses
and tax credit carry forwards	19,804,097	18,056,449
Valuation allowance	(19,804,097)	(18,056,449)

Net deferred tax asset	$ –	$ –

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7INCOME TAX, CONTINUED

At December 31, 2006 the Company had the following U.S. and Canadian tax basis loss carryforwards and tax credits:

	U.S.	Canadian	Expires

Regular tax net operating loss:	$ 1,650,395	$ 224,929	2007
	1,244,312	329,356	2008
	688,808	433,525	2009
	341,750	974,419	2010
	645,622		2011
	1,424,144		2012
	–	1,481,976	2014
	–	1,847,109	2015
	1,386,674		2018
	1,621,230		2019
	665,664		2020
	896,833		2021
	1,435,774		2022
	1,806,275		2023
	2,760,522		2024
	3,680,288		2025
	4,566,868	2,311,274	2026

	$ 24,815,159	$ 7,602,588

Alternative minimum tax net operating loss:	$ 1,624,454		2007
	1,218,023		2008
	660,271		2009
	304,472		2010
	618,845		2011
	1,399,529		2012

	$ 5,825,594

Alternative minimum tax credit	$ 19,871

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8GEOGRAPHIC SEGMENTS
	North America	South America	Consolidated
2006
Other income	$ 8,252,058		$ 8,252,058
Depreciation	31,814	$ 115,984	147,798
Net loss	3,110,063	3,866,682	6,976,745
Identifiable assets
Property, plant and equipment, net	$ 126,337	$ 73,517,558	$ 73,643,895
General corporate assets	28,054,737	2,917,089	30,971,826
Total identifiable assets	$ 28,181,074	$ 76,434,647	$ 104,615,721

2005
Other income	$ 1,402,868		$ 1,402,868
Depreciation	23,462	$ 69,695	93,157
Net loss	5,802,593	3,224,689	9,027,282
Identifiable assets
Property, plant and equipment, net	$ 79,769	$ 57,936,333	$ 58,016,102
General corporate assets	22,164,983	1,773,787	23,938,770
Total identifiable assets	$ 22,244,752	$ 59,710,120	$ 81,954,872

2004
Other income	$ 899,881		$ 899,881
Depreciation	20,723	$ 37,456	58,179
Net loss	3,620,963	1,861,666	5,482,629
Identifiable assets
Property, plant and equipment, net	$ 66,873	$ 52,468,145	$ 52,535,018
General corporate assets	32,962,146	1,108,367	34,070,513
Total identifiable assets	$ 33,029,019	$ 53,576,512	$ 86,605,531
Revenues and identifiable assets of each segment are those that are directly identified with those operations.

9COMMITMENTS

     The Company maintains EP & CM services contracts under which the Company is expected to pay as much as $43 million, conditioned on obtaining sufficient project financing and on-going project approvals for the Brisas Project. In general the contract is cancellable as a result of various events or reasons and upon cancellation the Company is obligated to pay contractor costs already incurred, any third party commitments, plus any de-mobilization charges that might be applicable.

     In addition, the Company has a services agreement with a group of Mandated Lenders to provide various banking services related to obtaining project financing for the Brisas Project. The agreement provides for quarterly payments to each of the four banks in the Mandated Lenders group until the financing is secured. Prior to July 1, 2007, the agreement is cancellable by the Company upon payment of a break fee of $250,000 to each of the four Mandated Lender group members. Thereafter the agreement is cancellable at anytime with no further obligation of the Company. The amount payable under the contract in 2007, if financing is not secured during 2007 and the contract is not cancelled by the Company, is $2,200,000.

     The Company leases office space under a non-cancelable operating lease. In January 2004, the lease was renewed for an additional five years commencing March 1, 2004. Rent expense under the lease during 2006, 2005 and 2004 was $118,813, $115,180 and $112,352, respectively. Future minimum annual rent payable under the lease is $121,926 in 2007, $122,424 in 2008 and $20,404 in 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10SHAREHOLDER RIGHTS PLAN

     The Company instituted a shareholder rights plan (the “Rights Plan”) in 1999. Since the original approval by the Shareholders, the Rights Plan and the Rights Plan Agreement have been amended and continued from time to time. In March 2006, the shareholders approved certain amendments to the Plan including continuing the Shareholder Rights Plan until June 30, 2009. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of director’s time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company’s outstanding shares without complying with the “permitted bid” provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time.

11DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

     The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada, which differ in certain respects from GAAP in the United States. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below.

Consolidated Summarized Balance Sheets	Canadian GAAP	Change	U.S. GAAP
2006

Assets
Current assets A	$ 29,199,706	$ 2,334,240	$ 31,533,946
Mineral property costs C	61,875,623	(41,034,321)	20,841,302
Other assets	13,540,392	–	13,540,392

	$ 104,615,721	$ (38,700,081)	$ 65,915,640

Liabilities	$ 3,643,709	$ 308,533	$ 3,952,242
Shareholders’ equity
Common shares & equity units B	167,463,742	(5,339,074)	162,124,668
Less, common shares & equity units held by affiliates	(636,267)		(636,267)
Contributed surplus		5,171,603	5,171,603
Stock options B	3,105,169	4,075,796	7,180,965
Accumulated deficit B,C	(68,959,761)	(44,942,646)	(113,902,407)
Accumulated other comprehensive income A	–	2,025,707	2,025,707
KSOP debt	(871)	–	(871)

	100,972,012	(39,008,614)	61,963,398

	$ 104,615,721	$ (38,700,081)	$ 65,915,640

2005

Assets
Current assets A	$ 22,797,616	$ 4,112,904	$ 26,910,520
Mineral property costs C	46,381,380	(41,034,321)	5,347,059
Other assets	12,775,876	–	12,775,876

	81,954,872	(36,921,417)	45,033,455

Liabilities	$ 2,317,106	–	$ 2,317,106
Shareholders’ equity
Common shares & equity units B	140,512,063	$ (5,185,930)	135,326,133
Less, common shares & equity units held by affiliates	(674,598)	–	(674,598)
Contributed surplus	–	1,489,156	1,489,156
Stock options B	1,867,537	3,922,652	5,790,189
Value assigned to warrants	–	3,682,447	3,682,447
Accumulated deficit B,C	(61,983,016)	(44,942,646)	(106,925,662)
Accumulated other comprehensive income A	–	4,112,904	4,112,904
KSOP debt	(84,220)	–	(84,220)

	79,637,766	(36,921,417)	42,716,349

	$ 81,954,872	$ (36,921,417)	$ 45,033,455

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP, CONTINUED

Consolidated Summarized Statements of Operations
	2006	2005	2004

Net Loss under Canadian GAAP	$ (6,976,745)	$ (9,027,282)	$ (5,482,629)
Stock based compensation B	–	3,149,038	1,391,066
Mineral property costs C	–	–	(6,268,328)

Net loss under U.S. GAAP	(6,976,745)	(5,878,244)	(10,359,891)
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities A	3,378,903	1,012,969	(70,147)
Reclassification adjustment for (gain) loss included in net loss	(5,466,100)	55,957

Total comprehensive loss under U.S. GAAP	$ (9,063,942)	$ (4,809,318)	$ (10,430,038)

Basic and diluted net loss per share under U.S. GAAP	$ (0.18)	$ (.17)	$ (.35)

Consolidated Summarized Statements of Cash Flows
	2006	2005	2004

Cash flow used by operating activities under Canadian GAAP	$ (11,179,770)	$ (7,729,508)	$ (3,934,015)
Mineral property costs C	–		(6,268,328)

Cash flow used by operating activities under U.S. GAAP	$ (11,179,770)	$ (7,729,508)	$ (10,202,343)
Cash flow (used) provided by investing
activities under Canadian GAAP	$ (8,518,467)	$ (2,691,289)	$ (3,661,785)
Mineral property costs C	–	–	6,268,328

Cash flow (used) provided by investing
activities under U.S. GAAP	$ (8,518,467)	$ (2,691,289)	$ 2,606,543

A	Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss, net of tax would be recorded as part of comprehensive income.

B	For U.S. GAAP purposes, the Company adopted SFAS 123R, “Accounting for Stock Based Compensation” effective January 1, 2006. SFAS 123R requires the use of the fair value method of accounting for stock based compensation. This standard is substantially consistent with the revised provisions of CICA 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004. For U.S.GAAP, the Company applied the modified prospective method of adoption included in SFAS 148 which requires that the company expense the fair value of all unvested and new grants on a prospective basis beginning January 1, 2006. In 2005 and 2004, for U.S. GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No.25, “Accounting for Stock Issued to Employees”. Under Opinion No. 25, when the exercise price of certain stock options is amended (the “Repricing” ), these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company’s common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized.

C	Under Canadian GAAP, the Company capitalizes mineral property exploration and development costs after proven and probable reserves have been established. The Company also capitalizes costs on properties where it has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Under US GAAP, exploration and development costs incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Accordingly, certain costs are capitalized for Canadian GAAP purposes but expensed under US GAAP.

Pro-forma stock based compensation

     For U.S. GAAP purposes, the Company accounted for stock-based employee compensation arrangements using the fair value method in 2006 and the intrinsic value method in 2005 and 2004. Had the fair value method of accounting been used under U.S. GAAP in 2005 and 2004, the net loss and net loss per share would have been as follows:

	2006	2005	2004

Net loss under U.S. GAAP	$ (6,976,745)	$ (5,878,244)	$ (10,359,891)
Variable plan accounting adjustment included in net loss	–	(2,285,698)	(791,643)
Stock based compensation under the fair value method	–	(863,340)	(599,423)

Pro-forma net loss under U.S. GAAP	$ (6,976,745)	(9,027,282)	(11,750,957)

Pro-forma basic and diluted net loss per share under U.S. GAAP	$ (0.18)	$ (.26)	$ (.40)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP, CONTINUED

Development Stage Enterprise

     In August of 1992, the company acquired the Brisas project. Beginning in 1993 the company decided to focus its efforts on the development of Brisas thereby meeting the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7 (FAS 7), Accounting and Reporting by Development Stage Enterprises. The following additional information is required under FAS 7.

Consolidated Summarized Statements of Operations - U.S. GAAP
For the period from January 1, 1993 to December 31, 2006

Other income					$ (23,187,639)

Mineral property exploration and development					39,505,080
General & administrative expense					33,992,624
Other expense					57,667,514
Deficit accumulated during the development stage from January 1, 1993 to December 31, 2006					107,977,579

Accumulated deficit, December 31, 1992					5,924,828

Accumulated deficit, December 31, 2006					$ 113,902,407

Consolidated Summarized Statements of Cash Flows - U.S. GAAP
For the period from January 1, 1993 to December 31, 2006

Cash used by operating activities					$ (84,252,852)
Cash used by investing activities					(20,951,193)
Cash provided by financing activities					128,949,881
Increase in cash and cash equivalents for the period from January 1, 1993 to December 31, 2006					23,745,836

Cash and cash equivalents at December 31, 1992					1,628,852

Cash and cash equivalents at December 31, 2006					$ 25,374,688

Additional Shareholders’ Equity disclosure - U.S. GAAP
For the period from January 1, 1993 to December 31, 2006

					Shares		Value	Value		Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	assigned	assigned	Accum-	hensive
	Issue	Common	Equity		held by	uted	to	to	ulated	income	KSOP
	Price	Shares	units	Amount	affiliates	surplus	options	warrants	deficit	(loss)	debt

Balance, December 31, 1992		8,875,862		$8,290,819	$(70,944)				$(5,924,828)		$(50,000)
Stock issued for cash:
Private placement	4.12	2,530,000		10,413,976
Exercise of options	1.34	300,000		401,000
Exercise of warrants	3.52	5,037		17,749
Stock issued for services	3.89	12,552		48,851
Net loss									(5,495,061)
Change in KSOP debt											5,000
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(25,050)

Balance, December 31, 1993		11,723,451		19,147,345	(70,944)				(11,419,889)		(45,000)
Stock issued for cash:
Private placement	9.82	2,000,000		19,630,530
Exercise of options	2.32	295,967		687,494
Exercise of warrants	6.07	2,134,250		12,962,750
Stock issued for services	5.50	6,000		33,000
Stock issued to KSOP	6.19	20,000		123,760
Stock issued for
litigation settlement	6.15	2,750,000		16,912,500
Value attributed to warrants
issued in litigation settlement				800,000
Net loss									(26,297,415)
Increase in common stock
held by affiliates					(433,332)
Effect of change in accounting
For investments										108,425
Decrease in unrealized gain on
available-for-sale securities										(29,408)
Change in KSOP debt											(103,760)
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(843,986)

Balance, December 31, 1994		18,929,668		69,453,393	(504,276)				(37,717,304)	79,017	(148,760)

	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP, CONTINUED

					Shares		Value	Value		Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	assigned	assigned	Accum-	hensive
	Issue	Common	Equity		held by	uted	to	to	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	options	warrants	deficit	(loss)	debt

Stock issued for cash:
Exercise of options	2.74	167,835		460,162
Stock issued to KSOP	5.60	50,000		280,195
Stock issued for minority
interest in subsidiaries	7.43	1,329,185		9,882,028
Net loss									(3,847,605)
Increase in common stock
held by affiliates					(924,289)
Increase in unrealized gain on
available-for-sale securities										6,943
Change in KSOP debt											(187,949)
Reduction of shareholders’
equity due to change in
subsidiaries’ minority interest				(6,924)

Balance, December 31, 1995		20,476,688		80,068,854	(1,428,565)				(41,564,909)	85,960	(336,709)
Stock issued for cash:
Exercise of options	5.37	497,623		2,673,988
Exercise of warrants	10.52	1,729,500		18,202,500
Net loss									(7,908,701)
Decrease in unrealized gain on
available-for-sale securities										(83,210)
Change in KSOP debt											150,001
Addition to shareholders’
equity due to change in
subsidiaries’ minority interest				7,436

Balance, December 31, 1996		22,703,811		100,952,778	(1,428,565)				(49,473,610)	2,750	(186,708)
Stock issued for cash:
Exercise of options	5.75	124,649		716,716
Stock issued to KSOP	5.02	89,683		450,000
Net loss									(10,918,111)
Increase in unrealized gain on
available-for-sale securities										8,250
Change in KSOP debt											(436,152)

Balance, December 31, 1997		22,918,143		102,119,494	(1,428,565)				(60,391,721)	11,000	(622,860)
Stock issued for cash:
Exercise of options	1.90	223,624		425,883
Stock issued to KSOP	3.00	50,000		150,000
Net loss									(5,147,658)
Change in shares
held by affiliates				(1,034,323)	1,025,234
Decrease in unrealized gain (loss)
on available-for-sale securities										(22,625)
Change in KSOP debt											208,089

Balance, December 31, 1998		23,191,767		101,661,054	(403,331)				(65,539,379)	(11,625)	(414,771)
Stock issued for cash:
Exercise of options	1.19	12,500		14,899
Stock issued for services	0.84	70,000		58,760
Stock issued to KSOP	1.13	300,000		337,500
Stock retired	3.02	(1,629)		(4,915)
Net loss									(4,499,321)
Net common shares
exchanged for equity units		(1,584,966)	1,584,966
Decrease in unrealized loss on
available-for-sale securities										(328,618)
Change in KSOP debt											230,352

Balance, December 31, 1999		21,987,672	1,584,966	102,067,298	(403,331)				(70,038,700)	(340,243)	(184,419)

Stock issued for services	0.55	70,000		38,688
Net loss									(2,807,648)
Equity units exchanged
for common shares		138,570	(138,570)
Increase in unrealized gain on
available-for-sale securities										437,875
Change in KSOP debt											99,310

Balance, December 31, 2000		22,196,242	1,446,396	102,105,986	(403,331)				(72,846,348)	97,632	(85,109)
Stock issued for cash:
Exercise of options	0.78	5,500		4,285
Stock issued for services	0.75	20,000		15,000
Stock issued to KSOP	0.47	300,000		140,640
Net loss									(2,258,191)
Change in common stock
held by affiliates					(271,267)
Equity units exchanged
for common shares		133,380	(133,380)
Increase in unrealized gain on
available-for-sale securities										62,368
Change in KSOP debt											1,322

Balance, December 31, 2001		22,655,122	1,313,016	102,265,911	(674,598)				(75,104,539)	160,000	(83,787)

	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP, CONTINUED

					Shares		Value	Value		Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	assigned	assigned	Accum-	hensive
	Issue	Common	Equity		held by	uted	to	to	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	options	warrants	deficit	(loss)	debt

Stock issued for cash:
Exercise of options	0.72	18,000		12,960
Stock issued for services	0.85	100,000		85,200
Stock issued to KSOP	0.67	200,000		134,000
Variable plan accounting
for options							1,162,804
Net loss									(4,170,926)
Equity units exchanged
for common shares		23,036	(23,036)
Decrease in unrealized gain on
available-for-sale securities										(118,816)
Change in KSOP debt											19,003

Balance, December 31, 2002		22,996,158	1,289,980	102,498,071	(674,598)		1,162,804		(79,275,465)	41,184	(64,784)
Stock issued for cash:
Private placement	1.95	4,042,000		7,888,508
Exercise of options	0.74	400,000		294,605
Stock issued for services	5.06	60,000		303,600
Stock issued to KSOP	1.28	200,000		256,000
Value assigned to
warrants issued								1,730,641
Variable plan accounting
for options							7,704,726
Net loss									(11,412,062)
Equity units exchanged
for common shares		52,100	(52,100)
Increase in unrealized gain on
available-for-sale securities										3,072,941
Change in KSOP debt											(39,568)

Balance, December 31, 2003		27,750,258	1,237,880	111,240,784	(674,598)		8,867,530	1,730,641	(90,687,527)	3,114,125	(104,352)
Stock issued for cash:
Private placement	3.61	5,361,000		19,337,034
Exercise of warrants	4.28	21,100		90,211
Exercise of options	0.89	373,954		333,310
Stock issued for services	4.13	54,000		223,012
Stock issued to KSOP	3.41	75,000		255,750
Value assigned to
warrants issued								3,682,447
Variable plan accounting
for options							(791,643)
Assigned value of
exercised warrants				18,069				(18,069)
Net loss									(10,359,891)
Equity units exchanged
for common shares		80,483	(80,483)
Decrease in unrealized gain on
available-for-sale securities										(70,147)
Change in KSOP debt											(971)

Balance, December 31, 2004		33,715,795	1,157,397	131,498,170	(674,598)		8,075,887	5,395,019	(101,047,418)	3,043,978	(105,323)

Stock issued for cash:
Exercise of warrants	4.33	260,900		1,129,905
Exercise of underwriter
compensation options	3.00	202,100		605,468
Exercise of underwriter
compensation warrants	4.32	70,735		305,645
Exercise of options	1.00	573,030		571,326
Stock issued for services	2.92	251,350		733,232
Stock issued to KSOP	3.45	75,000		258,971
Net loss									(5,878,244)
Variable plan accounting
for options							(2,285,698)
Assigned value of
exercised warrants				223,416				(223,416)
Assigned value of
expired warrants						1,489,156		(1,489,156)
Equity units exchanged
for common shares		47,377	(47,377)
Increase in unrealized gain on
available-for-sale securities										1,068,926
Change in KSOP debt											21,103

Balance, December 31, 2005		35,196,287	1,110,020	135,326,133	(674,598)	1,489,156	5,790,189	3,682,447	(106,925,662)	4,112,904	(84,220)

	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11BETWEEN CANADIAN AND U.S. GAAP, CONTINUED

					Shares		Value	Value		Compre-
	Common Shares and Equity Units Issued				and units	Contrib-	assigned	assigned	Accum-	hensive
	Issue	Common	Equity		held by	uted	to	to	ulated	income	KSOP
	Price	Shares	Units	Amount	affiliates	surplus	options	warrants	deficit	(loss)	debt

Stock issued for cash
Public offering	7.37	3,335,000		24,574,077
Exercise of options	0.64	1,761,109		1,128,596
Stock issued for services	4.56	163,875		747,075
Stock issued to KSOP	1.89	100,000		189,063
Net loss									(6,976,745)
Decrease in shares held
by affiliates				159,724	38,331
Fair value of options							1,390,776
Assigned value of
expired warrants						3,682,447		(3,682,447)
Equity units exchanged
for common shares		24,921	(24,921)
Decrease in unrealized gain on
available-for-sale securities										(2,087,197)
Change in KSOP debt											83,349

Balance, December 31, 2006		40,581,192	1,085,099	162,124,668	(636,267)	5,171,603	7,180,965	-	(113,902,407)	2,025,707	(871)

12COMMON SHARES

     In May 2006, the Company closed a public offering of 3,335,000 Class A common shares of the Company, representing aggregate net proceeds to the Company of approximately US $24.6 million. In 2006, in addition to the shares issued in the public offering, 1,761,109 shares were issued upon exercise of stock options, 100,000 shares were issued to the KSOP and 163,875 shares were issued as compensation. On November 4, 2006 the company amended the terms of 2,680,500 Class A common share purchase warrants which had been set to expire on November 6, 2006. The amendments, which are subject to shareholder approval, increased the exercise price of the warrants from Canadian $6.50 to Canadian $6.55 and extended the expiry date of the warrants to July 31, 2007. The warrants are not exercisable from November 6, 2006 (the original expiration date) until the date and time shareholders of the Company authorize the amendments to the warrants. Should the approval of shareholders of the Company not be obtained, the proposed amendments to the warrants will not be effective.

     During 2005, 573,030 shares were issued upon exercise of stock options, 533,735 shares were issued upon exercise of warrants, 251,350 shares were issued for compensation and 75,000 shares were issued to the KSOP plan.

     In 2004, the Company completed an offering of 5,361,000 Units at Canadian $5.60 per Unit. Each Unit consists of one Class A common share and one half Class A common share purchase warrant. Each whole Class A common share purchase warrant entitles its holder to acquire one Class A common share at a price of Canadian $6.50 for a period of 24 months following the closing date of the Offering. The net proceeds of the offering amounted to approximately Canadian $30 million (U.S. $25 million). In addition to the 5,361,000 shares from the financing, 373,954 shares were issued upon exercise of stock options, 75,000 shares were issued to the KSOP plan, 54,000 shares were issued as compensation and 21,100 shares were issued upon exercise of warrants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13NEW STANDARDS

     Deferred Stripping Costs. In October 2005, the CICA Emerging Issues Committee (EIC) issued for comment a draft abstract, EIC D56 “Accounting for Deferred Stripping Costs in the Mining Industry”. If adopted, this EIC would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. A betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a units-of-production basis over the proven and probable reserves to which they relate. As at December 31, 2006 the company had no deferred stripping costs.

     Derivative Instruments. In April 2005, the Canadian Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook. These new standards will affect the company’s Canadian GAAP interim and annual financial statements beginning in the first quarter of 2007. The most significant new standards are as follows:

     Financial Instruments – Recognition and Measurement, Section 3855. This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. Management is currently finalizing its evaluation of the impact of this standard on the Company’s Canadian GAAP financial statements.

     Hedges, Section 3865. This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. The adoption of this standard is not expected to impact the company.

     Comprehensive Income, Section 1530. This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

     Uncertain Tax Positions. In June 2006, FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.

     Fair Value. In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact on the Company’s financial statements.

14SUBSEQUENT EVENT

     The Venezuelan Ministry of Environment (MINAMB) has recently approved the Company’s Environmental and Social Impact Study for the Exploitation and Processing of Gold and Copper Ore (ESIA). As a result of the approval, on March 27, 2007 MINAMB issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of the Brisas Project.

CORPORATE INFORMATION

Officers and Directors	Registered Agent
Rockne J. Timm	Veale, Kilpatrick, Austring, Fendrick & Fairman
Chief Executive Officer and Director	Whitehorse, Yukon Canada

A. Douglas Belanger	Offices
President and Director
Cor porate, USA
James P. Geyer
Senior Vice President and Director	926 W. Sprague Avenue, Suite 200
Spokane, WA 99201
Robert A. McGuinness	Ph: (509) 623-1500
Vice President of Finance and CFO	Fx: (509) 623-1634

Mary E. Smith	Cor porate, Venezuela
Vice President of Administration	Edificio Miranda, Torre A Piso 6, Oficina
and Secretary	A-65 Avenida Francisco de Miranda Chacao, Caracas, Venezuela
Douglas E. Stewart	Ph: 58 212 264 0185
Vice President of Project Development	Fx: 58 212 264 1073

Arturo Rivero	Operations, Venezuela
President, Gold Reserve de Venezuela	Centro Empresarial Catanaima Primer Piso,
James H. Coleman	Final Calle Neveri Zona Industrial - Unare 2 Puerto Ordaz,
Venezuela
Non-Executive Chairman and Director	Ph: 58 286 951 5124
Jean Charles (JC) Potvin	Fx: 58 286 951 4635
Director
Bankers
Patrick D. McChesney
Director	Bank of America
Spokane, Washington USA

Chris D. Mikkelsen	Bank of Montreal
Director	Vancouver, British Columbia Canada

Share Information	Corp Banca
Number of Shareholders:	Caracas, Venezuela

Approximately 10,000	Auditors
Common Shares Issued and Outstanding	PricewaterhouseCoopers LLP
March 29, 2007	Vancouver, B.C. Canada
Class A common	-	40,455,144	Caracas, Venezuela
Equity Units	-	585,824
Common Share	Counsel
Purchase Options	-	2,578,639	Fasken Martineau
Toronto, Ontario Canada

Securities Listings	Baker & McKenzie
Canada	Houston, Texas USA
The Toronto Stock Exchange: GRZ	Caracas, Venezuela

United States	Annual Meeting
American Stock Exchange: GRZ
The 2007 Annual Meeting will be held at
Transfer Agents	9:30 a.m. on June 7, 2007
Computershare Trust Company, Inc.	The Spokane Club,
Toronto, Ontario Canada	1002 W. Riverside, Spokane, Washington
Lakewood, Colorado USA

A D D I T I O N A L I N F O R M A T I O N R E G A R D I N G T H E C O M P A N Y M A Y B E O B T A I N E D A T W W W.G O L D R E S E R V E I N C .C O M